Final version adopted January 12th, 2023

Staffing 360 Solutions, Inc.
Policy on Insider Trading

This Insider Trading Policy describes the standards of Staffing 360 Solutions, Inc. and its subsidiaries (collectively, the "**Company**") on trading, and causing the trading of, the Company's securities or securities of certain other publicly traded companies while in possession of confidential information. This Policy is divided into three parts: **Part I** prohibits trading in certain circumstances and applies to all directors, officers, consultants and employees and their respective immediate family members, as well as third party advisors and professional service providers of the Company (e.g., outside counsel, accountants and auditors)(collectively, "**Advisors**"); **Part II** imposes special additional trading restrictions and applies to all (i) directors of the Company, (ii) officers of the Company at the level of Vice President and above, and (iii) the employees listed on Appendix A (collectively, "**Covered Persons**"); and **Part III** provides procedures for all parties subject to this policy to report suspected violations, and sets forth the Company's policy against retaliation.

One of the principal purposes of the federal securities laws is to prohibit so-called "insider trading." Simply stated, insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company's securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is "material" and "nonpublic." These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any Company director, officer, employee or Advisor who buys or sells Company stock on the basis of material nonpublic information that he or she obtained about the Company, its customers, employees, consultants, or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART I

1. Applicability

This Policy applies to all trading or other transactions in the Company's securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company's securities, whether or not issued by the Company.

This Policy applies to all employees and consultants of the Company, all officers of the Company and all members of the Company's board of directors and their respective family members. This Policy also applies to all Advisors of the Company.

2. General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information

(a) No Company director, officer, employee or consultant, or any of their immediate family members, or Advisor may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company. (The terms "material" and "nonpublic" are defined in Part I, Section 3(a) and (b) below.

(b) No Company director, officer, employee or consultant, or any of their immediate family members, or Advisor who knows of any material nonpublic information about the Company may communicate that information to ("**tip**") any other person, including family members and friends, or otherwise disclose such information without the Company's authorization.

(c) No Company director, officer, employee or consultant, or any of their immediate family members, or Advisor may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material nonpublic information about that company that was obtained in the course of his or her involvement with the Company. No Company director, officer, employee or consultant, or any of their immediate family members, or Advisor who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company's authorization.

(d) For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Compliance Officer (which is defined in Part I, Section 3(c) below).

(e) Covered Persons must "pre-clear" all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 3 below.

3. Definitions

(a) **<u>Material</u>**: Insider trading restrictions come into play only if the information you possess is "material." Materiality, however, involves a relatively low threshold. Information is generally regarded as "material" if it has market significance, that is, if its

public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

i. significant changes in the Company's prospects;

ii. significant write-downs in assets or increases in reserves;

iii. developments regarding significant litigation or government agency investigations;

iv. liquidity problems;

v. changes in earnings estimates or unusual gains or losses in major operations;

vi. major changes in management;

vii. changes in dividends;

viii. extraordinary borrowings;

ix. award or loss of a significant contract;

x. changes in debt ratings;

xi. proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

xii. offerings of Company securities; and

xiii. pending statistical reports (such as, consumer price index, money supply and staffing industry studies, or interest rate developments).

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or entry into a new business area, the point at which negotiations or concept development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company's operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. **If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates.**

(b) **Nonpublic:** Insider trading prohibitions come into play only when you possess information that is material and "nonpublic." The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be "public" the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Nonpublic information may include:

i. information available to a select group of analysts or brokers or institutional investors;

ii. undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

iii. information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.

(c) **Compliance Officer:** The Company has appointed its General Counsel and Secretary as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

i. assisting with implementation and enforcement of this Policy;

ii. circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

iii. pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3 below;

iv. providing approval of any Rule 10b5-1 plans under Part II, Section 1(c) below and any prohibited transactions under Part II, Section 4 below; and

v. providing a reporting system with an effective whistleblower protection mechanism.

4. **Exceptions**

The trading restrictions of this Policy do not apply to the following:

(a) **401(k) Plan** Investing 401(k) plan contributions in a Company stock fund in accordance with the terms of the Company's 401(k) plan. The Company's 401(k) plan does not currently permit trading in the Company's stock. However, any

changes to this policy, or in your investment election regarding the Company's stock, would be subject to trading restrictions under this Policy.

(b) **ESPP** Purchasing Company stock through any Employee Stock Purchase Plan ("**ESPP**") which may be established by the Company. However, changes in any elections under an ESPP and the sale of any Company stock acquired under the ESPP would be subject to trading restrictions under this Policy.

(c) **Options** Exercising stock options granted by the Company, including without limitation under the Company's 2014 Equity Incentive Plan, 2015 Omnibus Plan, 2016 Omnibus Plan, and/or 2016 Long Term Incentive Plan, for cash or the delivery of previously owned Company stock. However, the sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company-granted stock options are subject to trading restrictions under this Policy.

5. Violations of Insider Trading Laws

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a) **Legal Penalties** A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

(b) **Company-imposed Penalties** Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

6. Inquiries

If you have any questions regarding any of the provisions of this Policy, please contact the Compliance Officer at compliance@staffing360solutions.com or 646-507-5718.

PART II

1. <u>**Blackout Periods**</u>

All Covered Persons are prohibited from trading in the Company's securities during blackout periods as defined below.

(a) <u>**Quarterly Blackout Periods**</u> Trading in the Company's securities is prohibited during the period beginning at the close of the market on the Friday of the week prior to the last week of each fiscal quarter, and ending at the close of business on the second trading day following the date the Company's financial results are publicly disclosed and Form 10-Q or Form 10-K is filed. During these periods, Covered Persons generally possess or are presumed to possess material nonpublic information about the Company's financial results.

(b) <u>**Other Blackout Periods**</u> From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, entry into a new business area, or other material developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company's securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

(c) <u>**Exception**</u> These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an "**Approved 10b5-1 Plan**") that:

i. has been reviewed and approved at least two weeks in advance of any trades thereunder by the Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer at least two weeks in advance of any subsequent trades);

ii. was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material nonpublic information about the Company; and

iii. gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

2. <u>**Trading Window**</u>

Covered Persons are permitted to trade in the Company's securities when no blackout period is in effect. Generally this means that Covered Persons can trade during the period beginning on the third trading day following the date the Company's financial results are publicly disclosed and Form 10-Q or Form 10-K is filed and ending on the Friday of the week prior to the last week of each fiscal quarter. However, even during this trading window, a Covered Person who is in possession of any material nonpublic information should not trade in the Company's securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3. Pre-clearance of Securities Transactions

(a) Because Covered Persons are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part II, Section 2 above, without first pre-clearing all transactions in the Company's securities by submitting a Pre-Clearance request in substantially the form attached as Appendix B.

(b) Subject to the exemption in subsection (d) below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from each of: (i) the Company's Chief Executive Officer, and (ii) the Compliance Officer, (except that trades by the Chief Executive Officer shall require approval from the Compliance Officer and the Chairman of the Nominating and Corporate Governance Committee of the Company's Board of Directors, and trades by the Compliance Officer shall require approval from the Company's Chief Executive Officer and Chief Financial Officer). These procedures also apply to transactions by such person's spouse, other persons living in such person's household and minor children and to transactions by entities over which such person exercises control.

(c) The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

(d) Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third-party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

4. Prohibited Transactions

(a) Directors and executive officers of the Company are prohibited from trading in the Company's equity securities during a blackout period imposed under an "individual account" retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b) Covered Persons, including any person's spouse, other persons living in such person's household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company's securities unless advance approval is obtained from the Compliance Officer:

i. Short-term trading. Covered Persons who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase;

ii. Short sales. Covered Persons may not sell the Company's securities short;

iii. Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company's securities;

iv. Trading on margin or pledging. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

v. Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

5. **Acknowledgment and Certification**

All Covered Persons are required to sign the acknowledgment and certification contained in Appendix C.

PART III

1. **Whistleblower and Non-Retaliation Policy**

The Code of Ethics requires the Company's directors, officers, employees and consultants to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. All employees and representatives of the Company must practice honesty and integrity in fulfilling their responsibilities and comply with all applicable laws, regulations and Company policies, including without limitation to comply with and to report violations or suspected violations of this Insider Trading Policy in accordance with the procedures set forth below.

2. **Reporting Violations**

Directors, officers, employees and consultants of the Company should share their questions, concerns, suggestions or complaints with someone who can address them properly. In most cases, employees and consultants should report to their manager. However, if an employee or consultant is not comfortable speaking with their direct manager or is not satisfied with the response, that employee or consultant is encouraged to report their concerns to the Compliance Officer or to any member of the Company's Board of Directors.

3. **No Retaliation**

No director, officer, employee or consultant, who in good faith reports a violation of the Code of Ethics, this Insider Trading Policy, or law shall suffer harassment, retaliation or adverse employment consequence. An employee who retaliates against someone who has reported a violation in good faith is subject to discipline up to and including termination of employment. This Whistleblower Policy is intended to encourage and enable employees and others to raise serious concerns within the Company prior to seeking resolution outside the Company.

4. **Acting in Good Faith**

Any good faith report, concern or complaint is fully protected by this policy, even if the report, question or concern is, after investigation, not substantiated. Anyone filing a complaint concerning a violation or suspected violation must be acting in good faith and have reasonable grounds for believing the information disclosed indicates a violation of Company policy, or law. Any allegations that prove not to be substantiated and have been made maliciously or with knowledge that they were false will be treated as a serious disciplinary offense.

5. **Confidentiality**

Upon the request of the complainant, the Company will use its best efforts to protect the confidentiality of the complainant for any good faith report. Violations or suspected violations may be submitted on a confidential basis by the complainant or may be submitted anonymously. Reports of violations or suspected violations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation.

6. **Handling of Reported Violations**

All reports will be promptly investigated, and appropriate corrective action will be taken if warranted by the investigation. The complainant will be informed that follow-up has or is occurring within two weeks after the Compliance Officer or member of the Board of Directors has received the complaint or report. The Nominating and Corporate Governance Committee shall be informed of all such complaints or reports.

APPENDIX A

"Covered Persons" in addition to Directors and Officers at or above VP-level

Rob Harper

Ed Simpson

John Schuller

Simon Girven

Allison Drake

Lisa Clement

Amy Innarelli

Angela Jones

Joe Love

Kate Dixon

Giselle Trent

Samantha Murphy

Nicole Glenn

Joe Yelenic

Karina Linardy

Shawn Yates

Claire McCarthy

APPENDIX B

Staffing 360 Solutions, Inc.
INSIDER TRADING COMPLIANCE PROGRAM - PRE-CLEARANCE CHECKLIST

Individual Proposing to Trade: ____________________
Number of Shares covered by Proposed Trade: ____________________
Date: ____________________

- Trading Window. Confirm that the trade will be made during the Company's "trading window."

- Section 16 Compliance. Confirm, if the individual is subject to Section 16, that the proposed trade will not give rise to any potential liability under Section 16 as a result of matched past (or intended future) transactions. Also, ensure that a Form 4 has been or will be completed and will be timely filed.

- Prohibited Trades. Confirm, if the individual is subject to Section 16, that the proposed transaction is not a "short sale," put, call or other prohibited or strongly discouraged transaction.

- Rule 144 Compliance. Confirm that:

- Current public information requirement has been met;

- Shares are not restricted or, if restricted, the one year holding period has been met;

- Volume limitations are not exceeded (confirm that the individual is not part of an aggregated group);

- The manner of sale requirements has been met; and

- The Notice of Form 144 Sale has been completed and filed.

- Rule 10b-5 Concerns. Confirm that (i) the individual has been reminded that trading is prohibited when in possession of any material information regarding the Company that has not been adequately disclosed to the public, and (ii) the Insider Trading Compliance Officer has discussed with the individual any information known to the individual or the Insider Trading Compliance Officer which might be considered material, so that the individual has made an informed judgment as to the presence of inside information.

____
Signature of Compliance Officer

APPENDIX C

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company's Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

____

(Signature)

____

(Please print name)

Date: ________________________